EXHIBIT 99.1

December 31, 2018

Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-7561

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25. We are the Independent registered public accounting firm of Cemtrex, Inc. (the “Registrant”). The Registrant has stated in Part III of its filing on Form 12b-25 that it was unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended September 30, 2018, “due to Haynie & Company being engaged at the end of our fiscal year the audit planning and audit itself started late and could not be completed by the filing date.”

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

Yours very truly

/s/ Haynie & Company
Salt Lake City, Utah